Report on Virtus Total Return Fund Special Meeting of
Shareholders

   A Special Meeting of Shareholders of Virtus Total Return Fund was held on March 7, 2017. The meeting was held for purposes of Vote by DCA shareholders on the Reorganization Agreement with The Zweig Fund, Inc.

Proposal: Reorganization Agreement with The Zweig Fund, Inc.
   The results were as follows:

         For         Against            Abstain
      15,511,765         2,399,908            327,896